UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10 - SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                FreePCSQuote.Com
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

              Nevada                                  88-0420306
              ------                                  ----------
 (State or other jurisdiction of         (I.R.S. Employer Identification Number)
 incorporation or organization)

    4395 Polaris Avenue, Las Vegas, Nevada                      89103
    --------------------------------------                      -----
   (Address of principal executive offices)                   (zip code)

Issuer's telephone number:  (702) 493-9698
                            --------------

Securities to be registered under section 12(b) of the Act:

       Title of Each Class                     Name on each exchange on which
       to be so registered                     each class is to be registered

---------------------------------------     ------------------------------------

---------------------------------------     ------------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 1,970,000 issued and outstanding as of May 3, 1999.

Part I .....................................................................3
   Item 1.           Description of Business................................3
   Item 2.           Management's Discussion and Analysis or Plan of
                     Operation .............................................8
   Item 3.           Description of Property...............................10
   Item 4.           Security Ownership of Management and Others and
                     Certain Security Holders .............................11
   Item 5.           Directors, Executives, Officers and Significant
                     Employees.............................................12
   Item 6.           Executive Compensation................................12
   Item 7.           Certain Relationships and Related Transactions........12

Part II ...............     ...............................................13
   Item 1.           Legal Proceedings.....................................13
   Item 2.           Market for Common Equity
                     and Related Stockholder Matters..                     13
   Item 3.           Recent Sales of Unregistered Securities...............14
   Item 4.           Description of Securities.............................14
   Item 5.           Indemnification of Directors and Officers.............15

Part F/S ..................................................................17
   Item 1.           Financial Statements..................................17
   Item 2.           Changes in and Disagreements With Accountants on
                     Accounting and Financial Disclosure...................18

Part III ..................................................................18
   Item 1.           Index to Exhibits.....................................18
   Item 2.           Description of Exhibits...............................21

                                     Part I

Item 1.           Description of Business

A.       Business Development and Summary

         FreePCSQuote.Com ("FPCQ" or the "Company"), a Nevada corporation, incorporated on February 18, 1999, is a development stage company with a principal business objective to supply Internet data to users of alphanumeric pagers and PCS telephones.

Alphanumeric pagers are portable wireless communication devices capable of receiving and displaying transmissions in the form of numbers, letters, and alphabetic symbols (such as $, #, and @). PCS telephones are portable wireless telephones that operate on the PCS (Personal Communication Services) standard of digital wireless communications. The PCS family of wireless services uses the Global System for Mobile communications (GSM) digital technology, and offers the ability to customize service to meet the needs of the user. Just like alphanumeric pagers, PCS telephones are capable of receiving and displaying transmissions in the form of numbers, letters, and alphabetic symbols. This feature distinguishes PCS phones from regular cellular phones.

At the time of this filing, the Company does not provide any information services. The Company will operate a world wide web site at FreePCSQuote.com. The Companyand will offers a wide range of information services over the Internet. These services will include: stock quotes, sports scores, weather information, and personal reminders. The Company is dedicated to providing information to alphanumeric pagers.

         The Company will seeks to provide a broad  spectrum  of  enhanced personal
telecommunications  services  to  businesses  and  individuals.   The  Company's
strategy over the next approximately twelve (12) to twenty-four (24) months iswill be to enhance and expand content offerings, expand its subscriber base, promote and enhance brand awareness and capture and develop emerging revenue opportunities.

B.       Business of Issuer

(1)      Principal Products and Services and Principal Markets
     Products and Services

         The Company intends to provide information services on it's web site, FreePCSQuote.com. These products will be provided via a reseller agreement with a vendor of this type of information and will include the following product lines:

         WeatherWatch - A subscriber would be able to receive local forecasts for over 500 U.S. and Canadian cities.

         WeatherWatch PLUS - WeatherWatch PLUS adds severe weather watches and warnings to the WeatherWatch service.

         QuoteMinder - QuoteMinder will allow subscribers to receive quotes for U.S. and Canadian stocks and stock indices. Users will be able to configure triggers including time of day and price movements, limited to 10 symbols.

         QuoteMinder PLUS - QuoteMinder PLUS adds unlimited number of stocks, volume info, volume alerts and volume triggers to QuoteMinder.

         DateMinder - This service allows subscribers to set up reminders with personalized messages. One-time and recurring appointments can be scheduled.

         LottoLine - Allows individuals to receive state lottery numbers for over 35 states. Numbers are available for most games within each state.

         NewsWire - Users can receive national, international, political, business and technology news using pre-programmed summaries or powerful keyword triggers.

         SportsCaster - Follow pro and college sporting events live, as they happen, right on a pager or PCS phone. Between games, keep up with news on the team too.

         Horoscopes - Customers can get daily updates on their horoscopes straight from the L.A. Times.

     Telecommunications Market Opportunity

            The Company believes new trends are affecting how and where people access and absorb news and information. Business professionals are shifting their news consumption from home to the office, where speed, timeliness and efficiency are key requirements for the media they use. At the same time, new technologies like cellular telephones, fax machines and pagers are accelerating the pace of business and enabling people to work where and when they need to, from home, office and in transit. These technologies are blurring the line between personal and professional activities. As a result, people are increasingly making purchase decisions in the work environment and business people are emerging as "business consumers."

(2)      Distribution Methods of the Products or Services

         Management's   objective   is  to  build  a   leadership   position  in
personalized telecommunications services. The primary elements of the Company's business strategy are as follows:

     Establish and Expand Subscriber Base

         The Company strives to be recognized as a leader in the market for personalized telecommunications services catering to both businesses and individuals. The Company believes that name recognition is an important advantage in the telecommunications industry as products are generally available from numerous sources and buyers must trust in a supplier's reliability and credibility. To maximize customer awareness, expand its customer base cost effectively and avoid reliance on any one source of customers, the Company seeks to build brand recognition through multiple marketing channels, including, but not limited to, internet promotion and advertising, joint ventures, strategic partnerships, a referral program compensating business associates/existing clients who refer new clients or projects, and direct contact via telephone, mail and in person.

     Enhance and Expand the Breadth and Depth of Customized Services

            The Company intends to develop its array of personalized telecommunications services. Current planned services include financial information, sports information, weather forecasts, and personal reminders. The Company believes these services will provide it with opportunities to attract new subscribers.

     Build Strong Brand Recognition

         The Company believes that name recognition is an important advantage in the telecommunications industry as products are generally homogeneous and buyers must trust in a retailer's reliability and credibility. To maximize customer awareness, expand its customer base cost effectively and avoid reliance on any one source of customers, the Company seeks to build brand recognition through multiple marketing channels:

         Web-based and traditional advertising. The Company intends to utilize aggressive online advertising to promote both its brand name and specific merchandising opportunities on a wide variety of Web sites, including major content and service providers, targeted computer-related sites and niche, special-interest sites. The Company also intends to conduct a more traditional media-based advertising campaign that may include television, radio and print advertising.

         Linking and affiliate programs. To direct traffic to its Web site, the Company plans to create inbound links that will connect directly to the Company's Web site from other sites on the Web. These links, most of which the Company expects to be free to the Company, will allow potential customers to simply click on the link and become connected to the Company's Web site from search engines, manufacturers' Web sites and community and affinity sites.

         Direct online marketing. The Company plans to market directly to its customers through electronic newsletters and intends to send targeted merchandising e-mails to discrete segments of its customer database based on purchasing history. The Company intends to continue to use the unique resources of the Internet as a low-cost means of personalized marketing.

     Pursue Strategic Acquisitions and Alliances

         The Company believes that there are numerous opportunities to acquire other businesses with established bases, compatible operations, experience with additional or emerging telecommunications services and technologies, and experienced management. The Company believes that these acquisitions, if successful, will result in synergistic opportunities, and may increase the Company's revenue and income growth. However, of this, the Company can give no assurance. The Company intends to seek opportunities to acquire businesses, services and/or technologies that it believes will complement its business operations. The Company plans to seek opportunistic acquisitions that may provide complementary technology, expertise or access to certain markets. In addition, the Company may seek to acquire certain component technologies that may provide opportunities to accelerate its service development efforts. No specific acquisition candidates have been identified, however, and no assurance can be given that any transactions will be effected, or if effected, will be successful.

         In addition, the Company may pursue strategic alliances with partners who have established operations. As part of these joint venture agreements, the Company may make investments in or purchase a part ownership in these joint ventures. The Company believes that these joint venture relationships, if successful, will result in synergistic opportunities, allowing the Company to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase the Company's revenue and income growth. No specific joint venture agreements have been signed, however, and no assurance can be given that any agreements will be effected, or if effected, will be successful.

(3)      Status of Any Announced New Product or Service

         The Company has limited operating history. The Company was organized on February 18, 1999. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan, and commencing with initial operational plans.

         As of May 3, 1999, the Company has developed a business plan, recruited and retained a CEO, and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

(4)      Industry Background

         Recent technological developments in the paging industry include new paging services such as "confirmation" or "response" paging, narrowband PCS voice paging, two-way paging and notebook and sub-notebook computer wireless data applications. Industry sources estimate that there were approximately 43.1 million pagers in service in the United States at December 31, 1996, which were serviced by over 2,000 licensed paging companies. Of these paging companies, the ten largest serve approximately 80% of the total paging subscribers in the United States. From 1990 through 1996, the number of pagers in service in the United States grew at a compound annual rate of 27.0% and the number of pagers in service is projected to grow at a compound annual rate of approximately 9.0% from 1996 through 2001. Factors contributing to this growth include: (i) declining costs of service; (ii) increasing consumer awareness of the benefits of mobile communications; (iii) introduction of new or enhanced paging equipment and services; and (iv) expanding channels of distribution.

         Recent technological developments in the wireless communications industry have allowed providers to offer new and enhanced services. For example, PCS providers are currently offering a variety of personal telecommunications services, many of which are similar to the Company's services. According to a 1998 Price Waterhouse survey, total PCS subscribers in the United States are projected to grow from less than 1 million in 1997 to approximately 45 million by 2001. These subscribers will use services provided through several different types of PCS technology, including time division multiple access, code division multiple access and newly developed PCS technologies using the 1910 MHz to 1930 MHz band. Current PCS-based service offerings include advanced paging and messaging for voice and data, including two-way messaging and facsimile transmission, next-generation mobile telephone service and two-way voice, data and video communications. Future PCS-based service offerings are expected to include personal digital assistants, portable facsimile machines, wireless replacements for portions of the wireline telephone network and other kinds of short-range communications.

         The Company believes that future developments in the paging and wireless communications industry will include: (i) technological improvements that permit increased service and applications to a wider market on a cost-effective basis; (ii) consolidation of smaller, single-market operators into larger, multi-market paging companies; and (iii) increased numbers of pagers in service, as a result of general expansion into consumer and retail markets.

(5)      Raw Materials and Suppliers

         The Company is a telecommunications service business, and thus does not use raw materials or have any significant suppliers.

(6)      Customers

         The Company will provide personalized telecommunications services to wireless customers worldwide. The Company plans to reach these customers via direct mail, telemarketing, the Internet and the referral process. As of May 3, 1999, no sales revenues have been generated by the Company. In addition, the Company does not expect to generate any sales revenues in the foreseeable future. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin, however.

(7)      Patents,  Trademarks,   Licenses,  Franchises,   Concessions,   Royalty
     Agreements, or Labor Contracts

         The Company does not currently own any patents on its technologies. New proprietary technological advancements will be being protected as trade secrets until appropriate measure can be taken for protection. The Company believes, however, that its success and ability to compete is dependent in part on the protection of its potential trademarks, trade names, service marks, patents and other proprietary rights and technology. The Company intends to rely on trade secret, patent and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop products, technology and services that are similar or superior to those of the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary technology without authorization.

         Policing unauthorized use of the Company's proprietary and other intellectual property rights, in the future, could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright, patent or trademark infringement against the Company or claim that certain of the Company's products, technology, processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)      Regulation

         The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations applicable to the telecommunications industry. However, due to the increasing popularity and use of the Internet and other telecommunication services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other telecommunications services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for personalized telecommunicaitons services may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or telecommunications industry, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company's business, prospects, financial condition and results of operations.

    Liability for Information Retrieved from or Transmitted

         Materials  may  be   downloaded   and  publicly   distributed   by  the
telecommunications services operated or facilitated by the Company. These activities could result in potential claims against the Company for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such materials. The government provides that no provider or user of an interactive information service shall be treated as the publisher or speaker of any information provided by another information content provider. If any third-party material on the Company's Web site contains informational errors, the Company may be sued for losses incurred in reliance on such information. While the Company intends to reduce its exposure to such potential liability through, among other things, provisions in member agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

(9)      Effect of Existing or Probable Government Regulations

         The Company believes that the regulations governing the telecommunications industry will not have a material effect on its current operations. However, due to rapid changes in the way information is transmitted and reviewed, various federal and state agencies may propose new legislation which may adversely affect the Company's business, financial condition and results of operations.

(10)     Research and Development Activities

         The market for telecommunications services and equipment has historically been characterized by frequent technological advances, evolving industry standards and escalating customer expectations. As a result, management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products and services to meet the evolving needs of its prospective clients. The Company anticipates that the long-term success of its product offerings will require further product development. The Company expects to continually evaluate its products and services to determine what additional products or enhancements are required by the marketplace. The Company plans to develop and enhance its products and services internally to meet clients' needs, but if the Company can purchase or license proven products or services at reasonable costs it will do so in order to avoid the time and expense involved in developing such products or services.

         The Company has yet to incur any research and development costs from February 18, 1999 (date of inception) through May 3, 1999.

(11)     Impact of Environmental Laws

         The Company is not aware of any federal, state or local environmental laws which would effect its operations.

 (12)    Employees

         As a start up company in the research and development phase - in order to more prudently manage the Company's limited resources, the Company presently has no (0) full time employees and one (1) part time employee. The Company's employee is currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employee are good.

Item 2.           Management's Discussion and Analysis or Plan of Operation

A.       Management's Plan of Operation

(1) In its initial approximately three month operating period ended May 3, 1999, the Company incurred a net loss of $1,583.00 for selling, general and administrative expenses related to start-up operations. It has yet to receive any revenues from operations. On March 12, 1999, approximately three (3) founding shareholders purchased 1,650,000 shares of the Company's authorized treasury stock for cash. This original stock offering was made pursuant to Nevada Revised Statues Chapter 90.490. Additionally, in April of 1999, the Company completed an offering of three hundred twenty thousand (320,000) shares of the Common Stock of the Company to approximately twenty three (23) unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has one million nine hundred seventy thousand (1,970,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately twenty six (26) shareholders of record. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in the public offering delineated above will be sufficient to provide the Company's capital needs for the next approximately six
(6) months to twelve (12) months. Such capital needs are estimated at $8,000. The Company currently has no arrangements or commitments  for  accounts  and
accounts  receivable  financing.  There  can  be  no
  assurance  that  any  such
financing can be obtained or, if obtained, that it will be on reasonable terms.

         This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost effectively and efficiently provide personalized telecommunications services to wireless communications customers. The Company designates as its priorities for the first twelve months of operations as developing and marketing its information services to establish its business in the telecommunications market. Realization of sales of the Company's products, services and/or technology during the fiscal year ending December 31, 2000 is vital to its plan of operations. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a superior competitive technology or product could force the Company out of business.

         As of May 3, 1999, the Company has yet to generate any revenues. In addition, the Company does not expect to generate any revenues over the next approximately six (6) months.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products and technology to meet the evolving needs of its prospective customers. The Company believes that the long-term success of its product offerings and technology will not require substantial research and development.

     The Company has yet to incur any research and development costs from February 18, 1999 (date of inception) through May 3, 1999. In addition, the Company does not anticipate incurring any substantial research and development costs through the fiscal and calendar year ending December 31, 1999.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of employees over the next approximately six (6) months.

B.   Segment Data

     As of May 3, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.           Description of Property

A.       Description of Property

         The Company's corporate headquarters are located at 4395 Polaris Avenue, Las Vegas, Nevada 89103. The office space is provided by the sole officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the properties currently being utilized by the Company.

B.       Investment Policies

         Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.           Security Ownership of Management and Certain Security Holders

A.       Security Ownership of Management and Certain Beneficial Owners

         The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

                                                              Amount
Title             Name and Address                            Of shares Percent
of                of Beneficial                               held by   of
Class             Owner of Shares                  Position   Owner     Class
-----             ---------------                  --------   -----     -----

Common             Eric Borgeson                   President  750,000   38.07%
                                                   & CEO
Common             Janeva Corporation*             N/A        450,000   22.84%

Common             Campbell Mello Associates**     N/A        450,000   22.84%

Common             All Executive Officers and                 750,000   38.07%
                   Directors as a Group (1 Persons)

* Bert K. Blevins III is the sole officer, director, and controlling shareholder of Janeva Corporation, and as such, is the only natural person who shares beneficial ownership of the shares of the issuer attributed to Janeva Corporation.

** The officers of Campbell Mello Associates, Inc. include Anthony M. Mello III (President, Chief Executive Officer, Secretary, and Treasurer), Glen E. Greenfelder, Jr. (Executive Vice President), and Antony Michel Santos (Vice President, Regulatory Compliance). The directors of Campbell Mello Associates, Inc. are Anthony M. Mello III, Glen E. Greenfelder, Jr., Michael Kelly, and Donald K. Miner. The shareholders of Campbell Mello Associates, Inc. include Anthony M. Mello III, Glen E. Greenfelder, Jr., Michael Kelly, and Donald K. Miner. Anthony M. Mello III, Glen E. Greenfelder, Jr., Michael Kelly, and Donald
K. Miner

B.       Persons Sharing Ownership of Control of Shares

         No person other than Eric Borgeson, Janeva Corporation and Campbell Mello Associates owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.       Non-voting Securities and Principal Holders Thereof

         The Company has not issued any non-voting securities.

D.       Options, Warrants and Rights

         There are no options, warrants or rights to purchase securities of the Company.

E.       Parents of the Issuer

         Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.           Directors, Executive Officers and Significant Employees

A.       Directors, Executive Officers and Significant Employees

         The names, ages and positions of the Company's directors and executive officers are as follows:

    Name                                   Age                     Position
-------------                              ---                  ----------------

Eric Borgeson                               24                  President & CEO

B.       Work Experience

         Eric Borgeson, CEO and Chairman of the Board For the last five years Mr. Borgeson has worked for Passkey Systems, a direct mail company in Las Vegas, NV. (Passkey Systems is not affiliated with FreePCSQuote.com, Janeva Corporation, or Campbell Mello Associates.) Mr. Borgeson brings 4 years of technical and Internet expertise as well as keen marketing skills to the management of the Company. He brings an understanding of the need for fast information due to the coordination and involvement with fantasy sports leagues. He also is a versed day trader and recognizes the importance of stock quotes and information driven in a personal, easy to use fashion.

C.       Family Relationships

         None - Not applicable.

D.       Involvement on Certain Material Legal Proceedings  During the Last Five
         Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer, or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.           Executive Compensation

Remuneration of Directors and Executive Officers

         The Company does not currently have employment agreements with its executive officer but expects to sign employment agreements with each in the next approximately six (6) months. All executive officers of the Company prior to May 3, 1999 did not draw a formal salary from the Company. Over the next twelve months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)      Name of Individual               Capacities in Which           Annual
         or Identity of Group          Remuneration was Recorded    Compensation
         --------------------          -------------------------    ------------

         Eric Borgeson                    President and CEO             $6,000

(2)      Compensation of Directors

         There were no arrangements pursuant to which any director of the Company was compensated for the period from February 18, 1999 to May 3, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its current executive officer who is already drawing a salary for the management of the Company.

Item 7.           Certain Relationships and Related Transactions

         Because of the development stage nature of the Company and its relatively recent inception, February 18, 1999, the Company has no relationships or transactions to disclose.Campbell Mello Associates, Inc. was retained by FreePCSQuote.com, Inc. to prepare its initial Regulation D, Rule 504 offering document, as well as to prepare its Form 211 Information statement and the Form 10-SB Registration Statement. In exchange, Campbell Mello Associates, Inc. was paid a monetary sum along with 450,000 shares of common stock in the Company.

         eCom Corporation is an Internet service provider to FreePCSQuote.com. eCom Corporation provides its services to the Company at cost.

                                     Part II

Item 1.           Legal Proceedings

         The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.           Market for Common Equity and Related Stockholder Matters

A.       Market Information

(1) The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.       Holders

         As of May 3, 1999, the Company had approximately 26 stockholders of record.

C.       Dividend Policy

         The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.       Reports to Shareholders

         The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.       Transfer Agent and Registrar

         The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.           Recent Sale of Unregistered Securities

         In April of 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 320,000 shares of the Common Stock of the Company to 23 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about May 19, 1999. As of May 3, 1999, the Company has 1,970,000 shares of common stock issued and outstanding held by 26 shareholders of record.

Item 4.           Description of Securities

A.       Common Stock

(1)      Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.     Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)      Potential  Liabilities  of  Common  Stockholders  to  State  and  Local
         Authorities

         No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.       Debt Securities

         The Company is not registering any debt securities, nor are any outstanding.

C.       Other Securities To Be Registered

         The Company is not registering any security other than its common stock.

Item 5.           Indemnification of Directors and Officers

         The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

         The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

         The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

         The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the

State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    Part F/S

Item 1.           Financial Statements

The following documents are filed as part of this report:

  a)     FreePCSQuote.Com                                                 Page

         Report of Barry Freidman, CPA                                    F-1

         Balance Sheet as of May 3, 1999                                  F-2

         Statement of Operations for the period from
         February 18, 1999 through
         May 3, 1999                                                      F-4

         Statement of Stockholder's Equity for the period from
         February 18, 1999
         through  May 3, 1999                                             F-5

         Statement of Cash Flows for the period from
         February 18, 1999 through
         May 3, 1999                                                      F-6

         Notes to Financial Statements                                    F-7

b) Interim Financial Statements are not provided at this time as they are not applicable at this time

c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

          None -- Not Applicable.

                                FreePCSQuote.Com
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                                   May 3, 1999

                                TABLE OF CONTENTS
                                -----------------

                                                                           PAGE
                                                                           ----
  INDEPENDENT AUDITORS' REPORT...............................................F-1

  BALANCE SHEET .............................................................F-2

  STATEMENT OF OPERATIONS....................................................F-3

  STATEMENT OF STOCKHOLDERS' EQUITY .........................................F-4

  STATEMENT OF CASH FLOWS ...................................................F-5

  NOTES TO FINANCIAL STATEMENTS ............................................F6-7

                             BARRY L. FRIEDMAN, RC.
                           Certified Public Accountant

 1582 TULITA DRIVE                                         OFFICE (702) 361-8414
 LAS VEGAS, NEVADA 89123                                  FAX NO. (702) 896-0278

                              INDEPENDENT AUDITORS'REPORT
                              ----------------------------

 Board Of Directors                                                May 20, 1999
 FreePCSQuote.Com
 Las Vegas, Nevada

           I have audited the Balance Sheet of FreePCSQuote.Com, (A Developmental Stage Company), as of May 3, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period February 18, 1999, (inception) to May 3, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

           I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating th overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

           In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreePCSQUOTE.Com, (A Developmental Stage Company), as of May 3, 1999, and the results of its operations and cash flows for the period February 18, 1999, (inception) to May 3, 1999, in conformity with generally accepted accounting principles.

           The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   /s/Barry L. Friedman
   --------------------
   Barry L. Friedman
   Certified Public Accountant

                                FreePCSQuote.Com
                         (A Developmental Stage Company)
                                   May 3, 1999

                                  BALANCE SHEET
                                  -------------

                                     ASSETS
                                     ------

 CURRENT ASSETS:
  Cash                                                                  $  6,187
                                                                        --------
      TOTAL CURRENT ASSETS                                              $  6,187
                                                                        --------
 OTHER ASSETS:
  Organization Costs (Net)                                              $    280
                                                                        --------
      TOTAL OTHER ASSETS                                                $    280
                                                                        --------
  TOTAL ASSETS                                                          $  6,467
                                                                        ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

 CURRENT LIABILITIES:
    Officers Advances (Note #6)                                         $      0
                             -                                          --------
    TOTAL CURRENT LIABILITIES                                           $      0
                                                                        --------
 STOCKHOLDERS' EQUITY:
  Preferred Stock,$.001 par value
  authorized 5,000,000 shares
  issued and outstanding at
  May 3, 1999-None                                                      $      0
  Common stock, $.001 par value
  authorized 20,000,000 shares
  issued and outstanding at
  May 3, 1999-1,970,300 shares                                             1,970
  Additional paid-in capital                                               6,080
  Deficit accumulated during
  development stage                                                      (1,583)
                                                                        --------
    TOTAL STOCKHOLDER'S EQUITY                                          $  6,467
                                                                        --------
    TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY                                                              $  6,467
                                                                        ========

          See accompanying notes to financial statements & audit report

                                FreePCSQuote.Com
                         (A Developmental Stage Company)
                  February 18, 1999,(Inception) to May 3, 1999

                             STATEMENT OF OPERATIONS
                             -----------------------

 INCOME:
  Revenue                                             $     0
                                                    ---------
 EXPENSES:
  Accounting                                          $   800
  Amortization                                             15
  Consulting Fees                                         500
  Cusip Fees                                              130
  Filing Fees                                              85
  Office Expense                                           53
                                                    ---------
    TOTAL EXPENSES                                    $ 1,583
                                                    ---------
  NET LOSS                                            $(1,583)
                                                    =========

 Weighted average
 number of common
 shares outstanding                                 1,970,000
                                                    =========

 Net Loss
 Per Share                                            $(.0008)
                                                    =========

          See accompanying notes to financial statements & audit report

                                FreePCSQuote.Com
                         (A Developmental Stage Company)
                                   May 3, 1999

                        STATEMENT OF STOCKHOLDERS' EQUITY
                        ---------------------------------

                                                                    Deficit
                                                                  accumulated
                           Common Stock          Additional         during
                         ----------------         paid-in         development
                         Shares     Amount        capital            stage
                         ------     ------        -------         -----------

 March 12, 1999
 issued for cash      1,650,000    $ 1,650        $       0        $        0
 April 5, 1999
 public offering
 for cash               295,000        295            5,605
 for corporate
   services              25,000         25              475
 Net loss,
 February 18, 1999
 (inception) to
 May 3, 1999                                                           (1,583)
                      ---------   ---------       ---------        ----------

 Balance,
 May 3, 1999          1,970,000    $ 1,970        $   6,080        $   (1,583)
                      =========   =========       =========        ==========

          See accompanying notes to financial statements & audit report

                                FreePCSQuote.Com.
                         (A Developmental Stage Company)
                  February 18, 1999,(Inception) to May 3, 1999

                             STATEMENT OF CASH FLOWS
                             -----------------------

 Cash Flows from
 Operating Activities:
    Net loss                                               $ (1,583)
    Amortization                                                 15
    Issue common stock for
      Corporate Services                                        500
 Changes in assets and
 liabilities:
  Organization Costs                                           (295)
 Cash Flows from
 Investing Activities:                                            0

 Cash Flows from
 Financing Activities:
 Sale of Common Stock                                         7,550
                                                           --------
 Net increase in cash                                      $  6,187
 Cash,
 Beginning of period                                              0
                                                           --------
 Cash,
 End of period                                             $  6,187
                                                           ========

          See accompanying notes to financial statements & audit report

                                FreePCSQuote.Com
                         (A Developmental Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                   May 3, 1999

  NOTE 1 - HISTORY AND  ORGANIZATION  OF THE  COMPANY

          The Company was organized February 18, 1999, under the laws of the State of Nevada, as FreePCSQuote.Com. The Company has yet to generate any revenues and in accordance with Statement of Financial Accounting Standards No. 7 (SFAS #7), the Company is considered a developmental stage company.

          On March 12, 1999, the company issued 1,650,000 shares of its $0.001 par value common stock for cash of $ 1,650.00 to its directors.

          On April 5, 1999, the Company completed a public offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 295,000 shares of common stock at a price of $0.02 per share for a total amount raised of $ 5,900.00. In addition, the Company issued 25,000 shares of common stock for corporate services to the Company valued at $0.02 per share or $ 50,0.00.

NOTE 2   - ACCOUNTING POLICIES AND PROCEDURES

           Accounting policies and procedures have not been determined except as follows:

           1. The Company uses the accrual method of accounting.

           2. The cost of organization, $ 295.00, is being amoritized over a period of 60 months (February 18, 1999, through February 17, 2004).

           3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

           4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

  NOTE 3 - GOING CONCERN

           The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has yet to generate any revenue. Additionally, the Company does not have significant cash or other material assets, nor does it an established source of revenue sufficient to cover its operating costs and to allow it to continue as a goin concern indefinitely.
                                      F-6

                                FreePCSQuote-Com
                         (A Developmental Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
                     ---------------------------------------
                                   May 3, 1999

 NOTE 3  - GOING CONCERN CONTINUED

It is the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D", Rule 505/506, once the Company is trading on the "Pink Sheets" or the OTC-BB. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Until that time, the stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free.

 NOTE 4  - RELATED PARTY TRANSACTION

           The Company neither owns or leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

 NOTE 5  - WARRANTS AND OPTIONS

           There  are  no  warrants  or  options   outstanding  to  acquire  any
additional shares of common stock.

 NOTE 6  - OFFICERS ADVANCES

           While the Company plans to seek additional capital eventually through a private offering, until that time, the stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free. As of May 3, 1999, the amount advanced is zero.

                                    Part III

Item 1.           Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

1.                Underwriting Agreement

                           Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

                           Not applicable

3.                Articles of Incorporation & By-Laws

                  (a)      Articles  of   Incorporation  of  the  Company  filed
                  February 18, 1999
                  (b)      By-Laws of the Company adopted March 12, 1999

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

P-10.             Material Contracts

                           Reseller Agreement between FreePCSQuote.com, Inc. and OmniBrowse, Inc. Dated March 25, 1999.
                           (Filed in paper format under Form SE)

Exhibit
Number   Name and/or Identification of Exhibit
------   -------------------------------------

11.               Statement Re Computation of Per Share Earnings

                           Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           None.  Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

                           Not applicable

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

19.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None - Not applicable

21.               Subsidiaries of Small Business Issuer

                           None - Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

22.               Published  Report  Regarding  Matters  Submitted  to  Vote  of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel

                           Consents of independent public accountants

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Financial Data Schedule of FreePCSQuote.Com ending May 3, 1999

28.               Information   from  Reports   Furnished  to  State   Insurance
                  Regulatory Authorities

                           Not applicable

P-99.             Additional Exhibits

                           FreePCSQuote.com, Inc. FORM D, Dated May 12, 1999 (filed in paper format under Form SE)

Item 2.           Description of Exhibits

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

1.                Underwriting Agreement

                           Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

                           Not applicable

3.                Articles of Incorporation & By-Laws

                 (c)       Articles  of   Incorporation  of  the  Company  filed
                  February 18, 1999
                 (d)       By-Laws of the Company adopted March 12, 1998

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

P-10.             Material Contracts

                           Reseller Agreement between FreePCSQuote.com, Inc. and OmniBrowse, Inc. Dated March 25, 1999.
                           (Filed in paper format under Form SE)

Exhibit
Number                     Name and/or Identification of Exhibit
------                     -------------------------------------

11.               Statement Re Computation of Per Share Earnings

                           Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           None.  Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

                           Not applicable

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

20.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None - Not applicable

21.               Subsidiaries of Small Business Issuer

                           None - Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

22.               Published  Report  Regarding  Matters  Submitted  to  Vote  of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel

                           Consents of independent public accountants

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Financial Data Schedule of FreePCSQuote.Com ending May 3, 1999

28.               Information   from  Reports   Furnished  to  State   Insurance
                  Regulatory Authorities

                           Not applicable

P-99.             Additional Exhibits

                           FreePCSQuote.com, Inc., FORM D, Dated May 12, 1999 (filed in paper format under Form SE)

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                FreePCSQuote.Com
--------------------------------------------------------------------------------
                                  (Registrant)

Date:    June 1, 1999
         ------------

By:      /s/ Eric Borgenson
         ------------------
         Eric Borgeson, Chairman of the Board, President and Chief Executive Officer
         -----------------------------------------------------------------------